UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  March 16, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 3 dated March 16, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

March 16, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 3, 2006
March 16, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC PLANS FUTURE NEVADA EXPLORATION
REPORTS 2005 FINAL RESULTS

J-Pacific Gold Inc. ("J-Pacific") (JPN:TSX-V) has received the final results from its 2005 exploration drilling programs at the Golden Trend and HC properties in the prolific Battle Mountain-Eureka Gold Trend, and plans additional work at the Golden Trend and Callaghan properties (see February 28, 2006 news release) in Nevada.

From the unreported 1,530 feet (464 metres) of the 2,000 foot (600 metre) hole GT05-01 drilled at Golden Trend, no significant values were obtained, and the prospective lower plate carbonates were not reached. However, attractive targets remain at Golden Trend and will be prioritized for further exploration, in light of the company's new understanding of the property. On December 15, 2005, J-Pacific announced that a 15 foot (4.5 metre) section of GT05-01 intersected gold values up to 1.334 g Au/ton in upper plate rocks.

On the HC Property in 2005, J-Pacific completed four reverse circulation drill holes consisting of 5,235 feet (1,596 metres). Because of the intersection of interesting gold mineralization in the upper plate rocks of hole HC05-01, it was deepened to 2,500 feet (758 metres) to determine if these values could be representative of leakage from the more promising lower plate rocks. When the lower plate rocks were not intersected by 2,500 feet (758 metres), and no significant mineralization was encountered, the hole was stopped.

On February 20, 2006, J-Pacific terminated its lease with an option to purchase agreement with KM Exploration Ltd. on the HC and RC properties. In addition to the lack of significant positive results at HC, J-Pacific's preliminary exploration on the RC Property in the southern portion of the Carlin Trend had not produced encouraging targets. After closely reviewing the results of the 2005 drilling programs, the option to a joint venture agreement at HC and Golden Trend with Jipangu Inc. was also dissolved on February 20, 2006.

A full set of drill logs, analyses and technical maps from the 2005 drill program are available on the J-Pacific website.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.